BB 3/8

05037434

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2005 WASH., D.C.

SEC FILE NUMBER
8- 52253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALADDIN CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Landmark Square
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul H. Eichhorn (203) 487-6702
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
S.S

OATH OR AFFIRMATION

I, PAUL H EICHHORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALADDIN CAPITAL LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Paul H Eichhorn
Signature

CFO
Title

Tara Guastella
Notary Public

TARA GUASTELLA
Notary Public
MY COMMISSION EXPIRES DEC. 31, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aladdin Capital LLC

(A wholly-owned subsidiary of Aladdin Capital Holdings, LLC)

Financial Statements and
Supplementary Information pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2004

Aladdin Capital LLC
Index
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Management of the Member of
Aladdin Capital LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Aladdin Capital LLC at December 31, 2004, and the results of its operations, the changes in its member's capital and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 18, 2005

Aladdin Capital LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 432,073
Deposit with clearing broker	1,000,000
Due from clearing broker	8,418,936
Prepaid expenses	2,841
Accrued interest	2,349
Other assets	920
Total assets	$ 9,857,119
Liabilities & Member's Capital	
Liabilities	
Due to Parent Company	$ 29,550
Accounts payable and other accrued expenses	44,696
Total liabilities	74,246
Member's Capital	9,782,873
Total liabilities and member's capital	$ 9,857,119

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Operations
Year Ended December 31, 2004

Revenues	
Net gains on principal transactions in securities	$ 8,383,146
Interest	97,475
Total revenues	8,480,621
Expenses	
Clearing charges	148,645
Personnel	240,000
Operating expenses	60,000
Professional fees	28,275
Regulatory fees and licenses	32,091
Allocated rent	42,000
Other expenses and allocated charges	30,371
Total expenses	581,382
Net income	$ 7,899,239

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Changes in Member's Capital
Year Ended December 31, 2004

Member's capital at January 1, 2004	$	3,295,634
Distributions to Parent Company		(1,412,000)
Net income		7,899,239
Member's capital at December 31, 2004	$	9,782,873

The accompanying notes are an integral part of these financial statements.

Aladdin Capital LLC
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 7,899,239
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease in deposit with clearing broker	1,000,000
Increase in due from clearing broker	(8,211,365)
Increase in prepaid expenses	107
Increase in accrued interest	(2,002)
Increase in other assets	(297)
Decrease in due to parent company	(5,000)
Decrease in accounts payable and accrued expenses	(72,689)
Net cash provided by operating activities	607,993
Cash flows from financing activities	
Distributions to the Parent Company	(1,412,000)
Net cash (used in) financing activities	(1,412,000)
Decrease in cash and cash equivalents	(804,007)
Cash and cash equivalents	
Beginning of year	1,236,080
End of year	$ 432,073

The accompanying notes are an integral part of these financial statements.

1. Organization

Aladdin Capital LLC (the "Company") was organized as a Delaware Limited Liability Company on November 5, 1999 and is a wholly-owned subsidiary of Aladdin Capital Holdings, LLC (the "Parent"). The Company is primarily engaged in the trading of government and corporate debt securities for its own behalf from its offices in Stamford, Connecticut. The Company also enters into securities transactions as agent for unaffiliated institutional customers and entities affiliated with or related to the Parent. The Company may also act as a placement agent of private equity or debt securities. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers. The Company operates on a fully disclosed basis through a clearing broker.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash and money market bank accounts maintained at major U.S. money center banks. The Company defines cash equivalents as short-term interest bearing investments with maturities at time of purchase of three months or less.

Securities Transactions
Proprietary and customers' securities transactions, including gains on principal transactions, commission income, and clearing costs are recorded on a trade date basis.

Fee Income
Fee income is recognized as earned.

Expenses
Expenses are recorded on the accrual basis of accounting.

Purchase of Securities under Agreements to Resell
Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require the counterparty to deposit additional collateral or return collateral pledged when appropriate. If the counterparty defaults and the value of the collateral declines or if bankruptcy proceedings commenced with respect to the counterparty, realization of the collateral by the Company may be delayed or limited. There were no reverse repurchase agreements at December 31, 2004.

Income Taxes
The Company is a disregarded entity for tax purposes since the Company's Parent is a multi-member Limited Liability Company and a nontaxable entity.

3. Deposit with and Due From Clearing Broker

The Company, as an introducing broker, is required under the terms of its fully disclosed clearing agreement with its clearing broker, Citigroup, to maintain a collateral account during the term of the agreement to secure its obligations under the agreement.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004 and for the year then ended, the Company has recorded no liabilities nor paid expenses with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company maintains the credit standing of the clearing broker and all counterparties with which it conducts business.

Due from broker represents the net settlement amount from unsettled trades and cash and cash equivalents held with the clearing broker. At December 31, 2004, the Company held $8,328,936 in an overnight reverse repurchase agreement with the clearing broker, which is included as a component of Due from clearing broker on the Statement of Financial Condition.

4. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies. These transactions arise in the normal course of business and are summarized below. Receivables from and payables to affiliates represent amounts due from and to affiliated entities which are expected to be settled in the normal course of business.

Parent Services
The Company shares office facilities and related services with its Parent and its affiliated entities. Under a service agreement between the Company and its Parent, the Company is required to pay the Parent a monthly fee for Bloomberg quote and information services, use of office space, personnel, telephone and general office supplies. The Company recorded $29,550 monthly for twelve months under the agreement in December 2004, which is reflected in the relevant expense categories in the statement of operations.

Due to Parent
The Company has a $29,550 intercompany payable to the Parent at December 31, 2004.

Net Gains on Principal Transactions
In December 2004, the Company purchased $2,175,000 of preferred shares of an affiliated non-registered investment entity as placement agent. The Company subsequently sold $2,850,000 of preferred shares to members of the Parent. The resulting gain of $675,000 is included as a component of Net gains on principal transactions on the Statement of Operations.

The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

Distributions to Parent
During 2004, the Company's management approved and paid $1,412,000 in cash to the Parent.

5. Fair Value of Financial Instruments

The Company's financial instruments are short-term in nature with carrying amounts, which approximate fair value. The financial instruments generally expose the Company to limited credit risk.

6. Commitments and Contingencies

Concentration of Business
Substantially all of the Company's net gains on principal transactions in securities for the year were generated from proprietary trading in corporate debt securities.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities with counterparties which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as management deems necessary, the credit standing of each counterparty.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

7. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the aggregate indebtedness method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital at a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis.

At December 31, 2004, the Company had net capital of $1,360,176 which exceeded required net capital of $100,000 by $1,260,176. The Company's ratio of aggregate indebtedness to net capital was .05 to 1.

8. Subsequent Event

In January 2005, the Company's management approved and paid a distribution of $5,000,000 in cash to the Parent.

Aladdin Capital LLC
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2004 — Supplementary Schedule I

Net capital	
Member's capital	$ 9,782,873
Deductions and/or changes	
Non-allowable assets	
Due from clearing broker	(8,418,936)
Prepaid expenses and other assets	(3,761)
Net capital	$ 1,360,176
Aggregate Indebtedness	
Items included in balance sheet	
Due to Parent Company	$ 29,550
Accounts payable and accrued expenses	44,696
Total aggregate indebtedness	$ 74,246
Computation of Basic Net Capital Requirements	
1. Minimum net capital required (6 2/3 percent of aggregate indebtedness)	$ 4,949
2. Minimum net capital of broker-dealer	$ 100,000
Net capital requirement (greater of 1. or 2.)	$ 100,000
Excess net capital (net capital less net capital requirement)	$ 1,260,176
Percentage of aggregate indebtedness to net capital	5.46 %

Statement pursuant to paragraph (d)(1) of SEC Rule 17a-5

There are no material differences between this computation of net capital above and the corresponding computation prepared by the Company for inclusion in its unaudited Form X-17A-5 Part II a FOCUS Report as of December 31, 2004.

Aladdin Capital LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2004 **Supplementary Schedule II**

The Company is exempt from Rule 15c3-1 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Management and Member of
Aladdin Capital LLC

In planning and performing our audit of the financial statements and supplemental schedules of Aladdin Capital LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provision of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2005